SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C.  20549

                                SCHEDULE l3D
                   Under the Securities Exchange Act of 1934

                              Amendment No. 1

                               CELCOR, INC.
                            (Name of Issuer)

                      Common Stock, $.001 par value
                      (Title of Class of Securities)
            Note that this cusip No. is the pre-reverse split No.
                               150899102
                             (CUSIP Number)


Mr. Robert Edwards                with a copy to:
800 Palisades Avenue              George J. Mazin, Esq.
Fort Lee, New Jersey  07024       Lowenstein, Sandler, Kohl,
                                      Fisher & Boylan, P.C.
                                  65 Livingston Avenue
                                  Roseland, New Jersey  07068
                                  (201) 992-8700

        (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                            December 15, 1994
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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    1)  Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of
Above Persons):

          Robert Edwards

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    2)  Check the Appropriate Box if a Member of a Group (See
Instructions):

          (a)

          (b)

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    3)  SEC Use Only

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    4)  Source of Funds (See Instructions):

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    5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):  [ ]

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    6)  Citizenship or Place of Organization:

          United States

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Number of Shares          7)  Sole Voting Power:        0       (0%)
Beneficially              -------------------------------------------------
Owned by Each             8)  Shared Voting Power:      0
Reporting                 -------------------------------------------------
Person With:              9)  Sole Dispositive Power:   0       (0%)
                          -------------------------------------------------
                          10) Shared Dispositive Power: 0
                          -------------------------------------------------
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    11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

          0
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    12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):  [ ]

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    13)  Percent of Class Represented by Amount in Row (11):

          0
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    14)  Type of Reporting Person (See Instructions):

          IN
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Item 1.         Security and Issuer.

            The name and address of the principal executive office of the issuer is:

                  Celcor, Inc.
                  1800 Bloomsbury Avenue
                  Ocean, New Jersey  07712

            The title of the class of equity securities to which this statement relates is:

                  Common Stock - $0.001 par value

Item 2.  Identity and Background.

            The following information is provided with regard to the filer:

      (a)  Name:                             Mr. Robert Edwards
      (b)  Principal Place of Business:      800 Palisades Avenue
                                             Fort Lee, New Jersey 07024
      (c)  Principal Business:               Investments in Securities
      (d)  Reportable Criminal Proceedings:  None
      (e)  Reportable Civil Proceedings:     None
      (f)  Citizenship:                      United States

Item 3.  Source and Amount of Funds or Other Consideration.

            Not Applicable.

Item 4.  Purpose of Transaction.

            Not Applicable.

Item 5.  Interest in Securities of the Issuer.

         On September 28, 1987, Robert Edwards ("Edwards") made an initial filing on Schedule 13D with respect to Celcor, Inc. in which he reported that at such time he was the beneficial owner of 1,533,516 shares of Celcor's common stock. Since then the following transfers have been made, as a result of which Edwards no longer owns any shares:

       (1)  Shares owned at beginning of period . . . . . .. . . 5,533,516

            Transfers

            (a)  cancellation of convertible preferred stock. . . (430,500)
            (b)  stock transferred to Midlantic National
                 Bank, as trustee for the benefit of certain
                 members of Mr. Edwards' family. . . . . . . .    ( 32,465)
            (c)  Open market sales on various dates. . . . . .    ( 54,000)
            (d)  Charitable donations from 1987-1989 . . . . .    ( 30,000)
                                                                   986,551

         (2)  Number of shares owned after giving
              effect to November, 1993 one for five
               stock split. . . . . . . . . . . . . . . . . . .    197,310

         (3)  Number of shares owned on the date
              of this filing after giving effect to gift
              to Barbara J. Edwards, Mr. Edwards'
              wife, in December, 1994. . . . . . . . . . . . . .         0

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Not Applicable

Item 7.     Material to be Filed as Exhibits.

            None

                              Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.




July 26, 1995        By: /s/Robert Edwards
                            Robert Edwards



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).